EXHIBIT 99.1
                           Fresenius Medical Care AG
                                [GRAPHIC OMITTED]

Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 Phone:       + 49 6172 609 2601
                                                 Fax:         + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 Phone:       +  1 781 402 9000
                                                                     Ext.: 4518
                                                 Fax:         +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 January 24, 2005


                          FRESENIUS MEDICAL CARE RENEWS
                     LONG-TERM COLLABORATIVE AGREEMENTS WITH
                         KAWASUMI LABORATORIES IN JAPAN

Bad Homburg, Germany - January 24, 2005 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of dialysis products and services, today announced that it has renewed its long-term collaborative agreement with Kawasumi Laboratories, Inc. relating to the production, distribution and further enhanced marketing activities of Fresenius Polysulfone dialyzers.

With this renewal Fresenius Medical Care and Kawasumi Laboratories intensify their long-term relationship which dates back to 1990 when the joint venture Fresenius Kawasumi was founded. With the renewed agreement, both companies aim to further expand the market share of dialyzers by utilizing their efficient manufacturing technologies as well as strong domestic sales network. Fresenius Polysulfone dialyzers have a market share of 16% at the end of 2004 in the Japanese market. The ownership ratio of the Fresenius Kawasumi joint venture remains unchanged: Fresenius Medical Care holding 70%, Kawasumi Laboratories holding 30%.

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Roberto Fuste, Chief Executive Officer for the Asia-Pacific region, commented:
"I am very pleased that both, Fresenius Medical Care and Kawasumi Laboratories will continue to provide the most advanced and biocompatible dialyzers to the Japanese renal market. Together we will demonstrate our position as one of the leading providers for high-quality dialyzers."

Background information Japan:
With approximately 250,000 patients Japan is the biggest dialysis market in Asia-Pacific. The patient growth rate is at around 4% p.a. In addition to its dialysis product business Fresenius Medical Care, through NephroCare Japan, also provides consulting services for dialysis centers. Private companies are currently not allowed to operate dialysis clinics in Japan. Japan accounts for approximately 37% of the revenue in the Asia-Pacific region today.

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,595 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 123,000 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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